
August 1, 2013

<u>Via E-mail</u>
Mr. Greg Wilson
Chief Financial Officer
Biologix Hair, Inc.
82 Avenue Road
Toronto, Ontario, Canada M5R 2H2

      RE: Biologix Hair, Inc.
               Form 10-K for the Year Ended December 31, 2012
               Filed April 16, 2013
               Form 8-K
               Filed January 14, 2013
               File No. 0-54882

Dear Mr. Wilson:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2012</u>

<u>General</u>

1. We note that you have omitted to check a box on the cover page indicating whether you have submitted electronically and posted on your corporate Website every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. Please confirm that you will mark the appropriate box in all future periodic filings as required.

<u>Sales, Marketing and Distribution, page 18</u>

2. We note disclosure on your corporate website that you have entered into contracts with clinicians in 37 countries and that 276 licensed medical clinics have signed contractual reservations to become certified Biologix Hair Therapy Centers. In future filings, please

disclose the existence of your clinician and medical clinic contracts and discuss the material terms thereof. If the foregoing agreements are material to your business, please file them as exhibits per Item 601(b)(10) of Regulation S-K.

Government Regulations, page 20

3. We note your disclosure of the pharmaceutical regulatory regimes, including the IND process with the FDA and the CTD process in the European Union. Your disclosure of the regulatory regime and government regulations is overly generic. In future filings, in addition to disclosing the general regulatory regime which governs the pharmaceutical industry, clinical trials and new drug manufacturing and marketing, please clearly explain your company's current status with respect to the regulatory approval process (e.g., has the company submitted any applications, including clinical trial applications, to applicable regulatory agencies in the United States, European Union or elsewhere; what stage in the application process is your company currently in; in what phase of clinical trials are your products). Please also disclose what are the estimated costs and timeframes associated with the various applications, trials and compliance with regulatory controls.

Employees, page 24

4. We note your disclosure on page 24 that Ronald Holland, your chief executive officer, president and director, provides his service to your company without remuneration. We also note your disclosure on page 53 that Mr. Holland received $259,197 in total compensation in fiscal year 2012, including $20,000 as salary. In future filings, please include narrative disclosure to your Summary Compensation Table that clearly explains Mr. Holland's compensation. Please also provide us supplementally with disclosure that is responsive to this comment for fiscal year 2012, including a description of the services for which he was compensated and the nature of Mr. Holland's "all other compensation."

Management's Discussion and Analysis of Financial Condition, page 36

5. We note that your MD&A section is overly brief and does not present all of the information required under Item 303 of Regulation S-K. In future filings, you should provide more analysis of the disclosure you are currently providing. For example, discuss the reasons for the increases or decreases in operating expenses and address the material changes in line items under the "Expenses" section, including general and administrative, professional fees and in-process research and development. As one example only, we note a material increase in your operating expenses from 2011 to 2012 due in part to material increases in G&A expenses and in-process research and development expenses. Rather than simply repeat information that is contained in the financial statements, you should provide an analysis and narrative disclosure throughout your MD&A section so that investors understand the company's business model and future plans in the context of the financial information provided in this section. Refer to Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04. Please provide us supplementally with sample disclosure revised in response to this comment.

Liquidity and Financial Condition, page 37

6. We remind you that Item 303(a)(1) of Regulation S-K requires disclosure of known trends or
    any known demands, commitments, events or uncertainties that will result in, or that are
    reasonably likely to result in, the registrant's liquidity increasing or decreasing in any way.
    For example, we note that you provide little discussion of cash flows used in operating
    activities or investing activities. In this regard, we note that there were material changes in
    several working capital items, but you have not disclosed why these changes occurred.
    When preparing the discussion and analysis of cash flows, and your liquidity discussion in
    general, you should address material changes in the underlying drivers that affect your cash
    flows. These disclosures should also include a discussion of the underlying reasons for
    changes in working capital items that affect cash flows. Please tell us how you considered
    the guidance in SEC Release 33-8350 and please confirm that you will revise your liquidity
    discussion in future filings. We also refer you to SEC Releases 33-8065 and 33-9144.
    Please provide us supplementally with sample disclosure revised in response to this
    comment.

Inflation, page 38

7. We note your disclosure that "management will closely monitor the price change in *travel
    industry . . . .*" [emphasis added] Please explain your reference to the travel industry or
    please confirm in future filings that you will revise your disclosure to remove this reference.

Cash Requirements, page 39

8. We note your disclosure that you will require "additional funds of approximately $9,000,000
    to implement our growth strategy." In future filings, please clearly state whether or not you
    have any formal commitments or arrangements for additional equity or debt financings, both
    short-term and long-term. Please also clarify your monthly cash burn rate and how long your
    current cash on hand will allow you to maintain your basic operations.

Directors, Executive Officers and Corporate Governance, page 48

9. In future filings, please revise your disclosure to clearly state each of your officer's and
    director's principal employment and the name and principal business of his or employer
    during the past five years. For example, there is no description of Mr. Holland's employment
    in the five years immediately prior to his appointment on January 9, 2013. See Item 401(e)
    of Regulation S-K.

10. Please confirm in future filings that you will specifically discuss the specific experience,
    qualifications, attributes or skills that led to the conclusion that each of your directors should
    serve as a director for you in light of your business and structure. If material, this disclosure
    should cover more than the past five years, including information about his or her particular
    areas of expertise or other relevant qualifications. For example, you note why you believe
    that each of Ms. Roberts and Mr. Holland is qualified to sit on your board, but you do not

include similar disclosure for Mr. Castresana or Mr. McDermott.   See Item 401(e) of Regulation S-K.

11. We note your inclusion of a quotation from Ms. Matthews on page 50. In future filings, please remove such disclosure or explain to us how such disclosure complies with Item 401(e) of Regulation S-K.

Audit Committee Financial Expert, page 52

12. In future filings, please confirm that you will revise your disclosure to remove any reference to your "sole director" as this appears inaccurate given the composition of your board of directors.

Certain Relationships and Related Transactions, and Director Independence, page 56

13. In future filings, please provide the information required by Item 407(a) of Regulation S-K. Please also show us supplementally what your disclosure would have looked like in your 2012 10-K in response to this comment.

Form 8-K filed on January 14, 2013

14. As a result of your reverse merger on January 9, 2013, it appears that you have had a change in accountant. Please tell us how you have complied with the disclosure requirements of Item 304 of Regulation S-K regarding your change in accountant.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Pamela Long, Assistant Director at (202) 551-3760, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Staff Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief